Exhibit 4.2

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR REGISTERED OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE ASSIGNED EXCEPT IN COMPLIANCE WITH THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND THE REGISTRATION OR QUALIFICATION REQUIREMENTS OF SUCH STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION.

PIK PROMISSORY NOTE

US$12,000,000	Date: May 29, 2015

FOR VALUE RECEIVED, AP Gaming Holdco, Inc., a Delaware corporation (the “Maker”), hereby promises to pay to the order of Amaya Inc., a corporation organized under the laws of Quebec (“Seller” and, together with its successors and permitted assigns, the “Holder”), in lawful money of the United States of America and in immediately available funds, the principal amount of twelve million and 00/100 dollars ($12,000,000) (subject to increase pursuant to Section 7 below and subject to decrease as provided in the following paragraph), together with all accrued but unpaid interest on such principal amount, at the rates and times provided in this pay-in-kind promissory note (this “Seller Note”) and at such locations as the Holder may specify from time to time.

This Seller Note is issued pursuant to, and subject to the terms and conditions of, that certain Stock Purchase Agreement, dated as of March 30, 2015 (as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Purchase Agreement”), by and among AGS, LLC, a Delaware limited liability company (“Purchaser”), Seller and Cadillac Jack, Inc., a Georgia corporation. Capitalized terms used herein and not defined herein shall have the respective meanings given them in the Purchase Agreement. The principal amount of this Seller Note may be decreased, as and to the extent set forth, from time to time pursuant to the terms and conditions set forth in Section 2.8(b) and Section 7.3(e) of the Purchase Agreement. Upon the written request of the Maker following the date on which the Finally Determined Deactivated Machine Credit is determined (the “Finally Determined Deactivated Machine Credit Determination Date”), the Holder shall, if the Finally Determined Deactivated Machine Credit is greater than zero, as promptly as reasonably practicable, remit this Seller Note to the Maker, and the Maker shall promptly issue a new Seller Note to the Holder reflecting the updated principal amount of this Seller Note as of such date in accordance with Section 2.8 of the Purchase Agreement; provided, that any change in the principal amount of this Seller Note pursuant to the terms of the Purchase Agreement shall be effective immediately without the need for the remittance and reissuance of a new Seller Note to reflect the updated principal amount. Upon the written request of the Maker following final determination that the Purchaser Indemnified Parties are entitled to payment from Seller in respect of Losses that are indemnifiable pursuant to and in accordance with Article VII of the Purchase Agreement, the Holder shall, as promptly as reasonably practicable, remit this Seller Note to the Maker, and the Maker shall promptly issue a new Seller Note to the Holder reflecting the updated principal amount of this Seller Note following deduction of such Losses from the then-principal amount thereof.

1. Payment of Interest. Subject to Section 7, from and including the date hereof to, but excluding, the Maturity Date (as defined below), interest on this Seller Note shall accrue on the unpaid principal amount (including as increased by all accrued and unpaid PIK Interest (as defined below)) of this Seller Note outstanding from time to time at a rate per annum equal to 5.00% and shall be payable in United States dollars semi-annually in arrears on June 30 and December 31 of each year (and on the Maturity Date), commencing on June 30, 2015, or if any such day is not a Business Day, on the immediately prior Business Day (each, an “Interest Payment Date”). All interest accrued and payable on any Interest Payment Date will be paid by capitalizing such interest (the “PIK Interest”) and adding it to (and thereby increasing) the outstanding principal amount of this Seller Note (as increased by any prior payments of PIK Interest). All interest on this Seller Note so capitalized shall be paid on or prior to the Maturity Date in accordance with the terms and conditions of this Seller Note. Interest shall be calculated on the basis of a 360-day year and actual days elapsed.

2. Payment of Principal and Interest. All principal under this Seller Note (including all accrued and unpaid PIK Interest), together with all accrued and unpaid interest thereon and all other sums evidenced by this Seller Note, shall be immediately due and payable on the earlier to occur of (a) May 29, 2023 (the “Maturity Date”), (b) the acceleration of the maturity of this Seller Note in accordance with Section 8 and (c) the Mandatory Repayment Date. The Maker may prepay from time to time all or any portion of the outstanding principal balance due under this Seller Note. Upon payment in full of the outstanding principal balance of this Seller Note and all accrued and unpaid interest thereon, this Seller Note will be automatically cancelled, whether or not this Seller Note has been surrendered.

3. Mandatory Prepayment. If, prior to the Maturity Date, the Maker consummates, or causes to be consummated (or any of the parties to the Existing Credit Agreement, as defined below, consummate, or cause to be consummated), (i) any offer and sale of the Equity Interests of the Maker or any of its Subsidiaries (including the Equity Interests of any Person which is then operating, directly or indirectly, the Business) in an offering registered under the Securities Act (other than a registration of Equity Interests on Form S-8 or Form S-4) that results in cash proceeds in an aggregate amount of at least $10,000,000 or (ii) any refinancing of all or any portion of (x) from and after the date that is 18 months after the date hereof, the Senior Secured PIK Notes due 2021 contemplated by the Debt Financing or (y) the term loans outstanding under that certain First Lien Credit Agreement, dated as of December 20, 2013 (as amended, restated, supplemented or otherwise modified from time to time, the “Existing Credit Agreement”), among AP Gaming Holdings, LLC, a Delaware limited liability company, AP Gaming I, LLC, a Delaware limited liability company, the lenders party thereto from time to time, and Citicorp North America, Inc., as Administrative Agent, including the incremental term loans to be incurred thereunder contemplated by the Debt Financing, with the proceeds of new indebtedness (consummation of any of the transactions described in the immediately preceding clauses (i) and (ii), a “Qualified Refinancing”), then the Maker shall, within three days after the consummation of such Qualified Refinancing (the “Qualified Refinancing Date”), repay 100% of the principal amount outstanding under this Seller Note, together with all accrued and unpaid interest thereon, in cash in immediately available funds by wire transfer to one or more accounts specified in writing by the Holder; provided, that, if there is a Qualified Refinancing during the period commencing on the date hereof and ending on the Finally Determined Deactivated Machine Credit Determination Date, then the Maker shall not be required to repay this Seller Note until the third Business Day immediately following the Finally Determined Deactivated Machine Credit Determination Date (the later of Qualified Refinancing Date and the third Business Day immediately following the Finally Determined Deactivated Machine Credit Determination Date, the “Mandatory Repayment Date”). For purposes of this Seller Note, “Equity Interests” means the Maker’s currently or hereafter authorized equity securities and all warrants, options or other convertible securities or rights to acquire any of the Maker’s equity securities.

4. Representations and Warranties. The Maker hereby represents and warrants to the Holder that on and as of the date hereof:

(a) the Maker is duly organized, validly existing and in good standing under the laws of the State of Delaware;

(b) the Maker is duly authorized to execute and deliver this Seller Note and to perform its obligations under this Seller Note. The execution and delivery of this Seller Note, and the performance by the Maker of its obligations hereunder, (i) have been duly authorized by all necessary corporate action on the part of the Maker, (ii) do not conflict with or violate any provisions of the Maker’s Charter Documents, (iii) do not violate or cause a default under any applicable Law; and (iv) do not result in a violation of, or a default under, or give rise to a right for any third-party to terminate any material Contract to which the Maker is party or by which it or its assets are bound, except in the case of clauses (iii) and (iv) as would not reasonably be expected to have a material adverse effect on the business, property, operations or financial condition of the Maker and its Subsidiaries, taken as a whole, or the validity or enforceability of this Seller Note or the rights and remedies of the Holder hereunder (a “Material Adverse Effect”);

(c) this Seller Note is a legal, valid and binding obligation of the Maker, enforceable against the Maker in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law);

(d) except for such filings or other actions that have been made or taken on or prior to the date hereof and such filings or other actions the failure of which to be obtained or made would not reasonably be expected to have a Material Adverse Effect, no consent, approval, authorization or other action by, or filing with or notification to, any Person or any Governmental Authority on the part of the Maker is required in connection with the execution, delivery and performance by the Maker of this Seller Note;

(e) there is no Proceeding pending or, to the knowledge of the Maker, threatened in writing against the Maker, which, if determined adversely, would reasonably be expected to have a Material Adverse Effect; and

(f) there is no Order outstanding against the Maker that would reasonably be expected to have a Material Adverse Effect.

5. Additional Covenants. Until all principal and interest due hereunder has been repaid in full in cash, unless the Holder shall otherwise consent, in its sole discretion, in advance in writing, the Maker hereby covenants and agrees to:

(a) furnish to the Holder copies of the audited annual and unaudited quarterly financial statements either (X) on or prior to the third Business Day following the date on which the Maker files any such financial statements with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (with such filing of such financial statements with the SEC being deemed delivery to the Holder for purposes hereof), or (Y) if the Maker is not required to, or otherwise does not, file such financial statements with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, then Maker shall deliver such financial statements to the Holder promptly following the required delivery thereof by the Maker to the Financing Sources under the Debt Financing;

(b) comply with all laws, rules, regulations and orders of any governmental authority applicable to it or its property, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect;

(c) provide to the Holder, promptly after the Maker obtains actual knowledge thereof, notice of all Proceedings or Orders against either the Maker or any of its Subsidiaries that, if determined adversely to the Maker or any of its Subsidiaries, would reasonably be expected to have a Material Adverse Effect;

(d) provide to the Holder promptly (and in any event within three (3) Business Days) after the occurrence of each event which is an Event of Default (as defined below), a written notice of such Event of Default, setting forth the details of such event and the action (if any) that the Maker proposes to take with respect thereto;

(e) maintain its corporate existence; provided, that Maker shall be permitted to (i) convert to a limited liability company or limited partnership; provided that any such conversion shall for the avoidance of doubt be subject to clause (f) below and (ii) merge or consolidate with another Person so long as such Person assumes the obligations of the Maker hereunder;

(f) not amend, or modify in any manner adverse to the Holder any provision of the Maker’s Charter Documents;

(g) not declare or pay any dividend or make any other payment or distribution (X) on account of any Equity Interests of the Maker, including with respect to any redemption of any Equity Interests or (Y) to the direct or indirect holders of any Equity Interests of the Maker in their capacity as such, in each case other than payments, dividends and distributions on Equity Interests payable solely by the issuance of additional Equity Interests and those that are otherwise permitted under Sections 6.06(b), (c), (g), (i) or (k) of the Existing Credit Agreement; and

(h) not repay any indebtedness of any kind of the Maker that is subordinate in right of payment to the obligations of the Maker under this Seller Note.

6. Events of Default. The Maker shall be in default under this Seller Note upon the occurrence of any one or more of the following events of default (each, an “Event of Default”):

(a) the failure by the Maker to pay any principal, interest or other amount owing under this Seller Note when due and the continuance of such failure for three (3) Business Days;

(b) the Maker voluntarily or involuntarily dissolves or is dissolved; or a proceeding under any bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt or receivership law or statute is filed against the Maker and any such proceeding is not dismissed within sixty (60) days of the date of its filing, or a proceeding under any bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt or receivership law or statute is filed by the Maker, or the Maker makes an assignment for the benefit of creditors, or the Maker takes any action to authorize any of the foregoing;

(c) the Maker fails to comply with or perform any other term, obligation, covenant or condition contained in this Seller Note and which failure shall continue for thirty (30) consecutive days following written notice of such default by the Holder to the Maker;

(d) any representation or warranty made by the Maker in this Seller Note shall prove to have been incorrect in any material respect when made and which would reasonably be expected to impair the enforceability of this Seller Note by the Holder against the Maker;

(e) the incurrence or issuance by the Maker of any indebtedness of any kind that is senior in right of payment to the obligations of the Maker under this Seller Note;

(f) there is any event or condition that shall occur which results in the acceleration of the maturity of any indebtedness incurred, issued or guaranteed by the Maker or any of its direct or indirect Subsidiaries (including indebtedness under the Existing Credit Agreement), aggregating in excess of $15,000,000; (g) there is a Change in Control (as defined in the Existing Credit Agreement on the date hereof under clauses (a) or (b) of such definition, except that the term “Borrower” in such definition shall instead refer to the Maker); or

(h) the Maker or any of its Subsidiaries shall have failed to pay final Orders in excess of $15,000,000 (to the extent not covered by insurance), which final Orders remain unpaid, undischarged and unstayed for a period of more than 45 days after such judgment becomes final.

7. Default Rate. Upon the occurrence and during the continuation of an Event of Default, all amounts outstanding under this Seller Note shall accrue interest until such default is cured by the Maker, at the rate per annum (the “Default Rate”) equal to the lesser of (a) 2.0% per annum above the interest rate otherwise in effect in accordance with Section 1 and (b) the maximum interest rate permitted under applicable Law; provided, that, such rate shall not exceed the maximum rate per annum that would not result in this Seller Note to be considered an “applicable high yield discount obligation” within the meaning of Section 163(i) of the Internal Revenue Code of 1986, as amended (except that, notwithstanding the foregoing, in no event shall the interest rate applicable to this Seller Note be less than 5.0%). Interest accrued at the Default Rate shall be payable on each Interest Payment Date in accordance with the provisions of Section 1.

8. Acceleration. Upon the occurrence of any Event of Default other than an Event of Default defined in Section 6(b), and at any time thereafter as long as any such Event of Default shall be continuing, the Holder may declare all liabilities and obligations of the Maker under this Seller Note immediately due and payable and the same shall thereupon become immediately due and payable without any further action on the part of the Holder. Upon the occurrence of any Event of Default defined in Section 6(b), all liabilities and obligations of the Maker under this Seller Note shall automatically become due and payable without any action upon the part of the Holder. Upon the occurrence of any Event of Default, the Holder may additionally exercise any of its other rights and remedies granted hereunder or under applicable Law. Such remedies shall be cumulative and concurrent and may be pursued singly, successively or together, at the Holder’s option, and as often as the occasion therefore arises.

Any amount received by the Holder from the Maker following any acceleration of the obligations hereunder shall be applied: (i) first, to the payment of all documented costs and expenses incurred by the Holder in connection with the collection in respect of this Seller Note, including, without limitation, all court costs and fees and expenses of its agents and legal counsel and any costs or expenses incurred in connection with the exercise of any right or remedy hereunder, (ii) second, towards payment in full of interest then due from the Maker hereunder and (iii) last, towards payment in full of the principal amount then outstanding hereunder.

9. Transferability. During the period commencing on the date hereof and ending on the Finally Determined Deactivated Machine Credit Determination Date, the Holder may not sell, assign, mortgage, transfer, pledge, hypothecate or otherwise dispose of or encumber, in whole or in part (a “Transfer”), this Seller Note or any of its rights or obligations under this Seller Note to any Person without the prior written consent of the Maker. Any purported transfer of this Seller Note or a portion hereof that does not comply with the provisions of this Section 9 shall be null and void and of no effect. Following the Finally Determined Deactivated Machine Credit Determination Date, the Holder may Transfer this Seller Note; provided, that the Holder agrees for the benefit of the Maker that (a) this Seller Note may be offered, resold, pledged or otherwise transferred only (i) to the Maker or any affiliate thereof, (ii) pursuant to an exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel selected by the Holder if the Maker so requests in writing), or (iii) pursuant to an effective registration statement under the Securities Act, in each case, in accordance with any applicable securities laws of any state of the United States, (b)(i) the Holder will not Transfer this Seller Note to any Person if, at the time of such Transfer, the Holder has actual knowledge that such Person has been found unsuitable by any commercial gaming authority in any jurisdiction in which the Maker or any of its Subsidiaries then holds a gaming license or permit and (ii) the rights of the Holder to make Transfers of this Seller Note shall be subject to the approval of any Gaming Authority (as defined in the Existing Credit Agreement), to the extent required by any applicable Gaming Laws (as defined in the Existing Credit Agreement) and (c) the Holder will, and each subsequent holder is required to, notify any subsequent holder of this Seller Note of the resale restrictions referred to in the immediately preceding clauses (a) and (b). Notwithstanding anything to the contrary contained in this Section 9, it is understood and agreed that the Holder may grant a security interest in this Seller Note as collateral in accordance with the terms of any current or future debt financing of the Holder or any of the Holder’s Affiliates, and such grant of a security interest will not constitute a Transfer for purposes of this Seller Note.

10. Successors and Assigns; Amendments and Waivers. This Seller Note shall bind the Maker and its successors and permitted assigns, and the benefits of this Seller Note shall inure to the benefit of the Holder and its successors and permitted assigns. No amendment, waiver or other modification of any provision of this Seller Note shall be effective without the Maker’s and the Holder’s prior written consent. The Holder shall not by any act of omission or commission be deemed to waive any of its rights or remedies hereunder unless such waiver be in writing and signed by the Holder (and then only to the extent specifically set forth therein). A waiver of any one event shall not be construed as continuing or as a bar to or waiver of such right or remedy on a subsequent event.

11. Interest Rate Limitation. Nothing contained in this Seller Note shall be construed or so operate as to require the Maker to pay interest at a greater rate than is now lawful or in such case to contract for, or to make any payment, or to do any act contrary to applicable Law. Should any interest or other charges paid by the Maker, or parties liable for the payment of this Seller Note, in connection with the indebtedness evidenced by this Seller Note result in the computation or earning of interest in excess of the maximum legal rate of interest that is legally permitted under applicable Law, then any and all such excess shall be, and the same hereby is, waived by the Holder, and any and all such excess shall be automatically credited against and in reduction of the balance due under this Seller Note, and the portion of said excess that exceeds the balance due under this Seller Note shall be paid by the Holder to the Maker.

12. Replacement Seller Note. If a mutilated Seller Note is surrendered to the Maker or if the Holder claims that its Seller Note has been lost, destroyed or wrongfully taken, and the Maker receives reasonable evidence of the ownership and loss, mutilation or destruction of such Seller Note, the Maker will issue a replacement Seller Note of the same Maturity Date and principal amount then outstanding. In such an event, the Holder agrees to indemnify and hold the Maker harmless in respect of any such lost, mutilated or destroyed Seller Note, including charging the Holder for the expenses thereof in replacing the Seller Note (including reasonable and documented attorneys’ fees and expenses incurred by the Maker). In case that the mutilated, lost, destroyed or wrongfully-taken Seller Note has become or is about to become due and payable, the Maker in its sole discretion may pay the Seller Note in full in cash instead of issuing a replacement Seller Note.

13. Governing Law; Submission to Jurisdiction; Venue; Service of Process.

(a) This Seller Note shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any other jurisdiction.

(b) The Maker and the Holder hereby (a) irrevocably submit to the exclusive jurisdiction of the state and federal courts located in New York County in the State of New York for the purpose of any Proceeding between the parties arising in whole or in part under or in connection with this Seller Note, (b) waive to the extent not prohibited by applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Proceeding brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other Proceeding in any other court other than one of the above-named courts, or that this Seller Note or the subject matter hereof may not be enforced in or by such court and (c) agree not to commence any such Proceeding other than before one of the above-named courts. Notwithstanding the previous sentence a party may commence any Proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(c) The Maker and the Holder hereby (a) irrevocably consent to the service of process of any of the aforementioned courts in any Proceeding between the parties arising in whole or in part under or in connection with this Seller Note in any manner permitted by New York law, (b) agree that service of process made in accordance with clause (a) or made by registered or certified mail, return receipt requested, at the addresses specified in Section 10.1 of the Purchase Agreement (with notices to the Maker to be sent as if being sent to the Purchaser pursuant thereto), will constitute good and valid service of process in any such Proceeding and (c) waive and agree not to assert (by way of motion, as a defense, or otherwise) in any such Proceeding any claim that service of process made in accordance with clause (a) or (b) does not constitute good and valid service of process.

14.	Costs of Collection; Recovery Claim.

(a) The Maker unconditionally and irrevocably agrees to pay upon demand any and all costs and expenses (including, without limitation, reasonable and documented attorneys’ fees and expenses) paid or incurred by the Holder in endeavoring to collect the Liabilities when due and owing, in enforcing the terms of this Seller Note, or otherwise in connection with any Recovery Claim.

(b) Should a claim (a “Recovery Claim”) be made upon the Holder at any time for recovery of any amount received by the Holder in payment of any or all of the Liabilities and should such amount be rescinded or returned by the Holder for any reason whatsoever (including, without limitation, the insolvency, bankruptcy, liquidation or reorganization of any Person), or the Holder shall otherwise repay all or part of said amount by reason of (a) any judgment, decree or order of any court or administrative body having jurisdiction over the Holder or any of its property, or (b) any reasonable settlement or compromise of any such Recovery Claim effected by the Holder with the claimant (including the Maker), the Maker shall remain liable to the Holder for the amount so repaid to the same extent as if such amount had never originally been received by the Holder, notwithstanding any termination or cancellation hereof or the return of this instrument to the Maker (and such amounts shall, for the purposes of this Seller Note, be deemed to have continued in existence to the extent of such payment, notwithstanding such application by the Holder and this Seller Note shall continue to be effective or be reinstated, as the case may be, as to such amounts due hereunder).

15. Waiver of Presentment, etc.; Severability

(a) The Maker hereby waives presentment for payment, demand, notice of nonpayment, diligence, notice of acceptance, notice of dishonor, demand for payment, protest of any dishonor, notice of protest, and protest of this Seller Note and all other notices of any kind in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Seller Note, and agrees that the Maker’s liability shall be unconditional without regard to the liability of any other person or entity and shall not in any manner be affected by any indulgence, extension of time, renewal, waiver or modification granted or consented to by the Holder hereof.

(b) In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the Maker and the Holder shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision, provided, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by Law.

16. Setoff. All payments to be made hereunder by the Maker to the Holder shall be made without offset, setoff or deduction of any kind.

17. ENTIRE AGREEMENT. THIS SELLER NOTE, TOGETHER WITH THE PURCHASE AGREEMENT AND THE OTHER DOCUMENTS AND AGREEMENTS DELIVERED AT THE CLOSING PURSUANT TO THE EXPRESS PROVISIONS OF THE PURCHASE AGREEMENT, CONSTITUTE THE FULL AND ENTIRE UNDERSTANDING AND AGREEMENT OF THE MAKER AND THE HOLDER HERETO IN RESPECT OF ITS SUBJECT MATTER, AND SUPERSEDES ALL PRIOR AGREEMENTS, UNDERSTANDINGS (ORAL AND WRITTEN) AND NEGOTIATIONS BETWEEN OR AMONG THE MAKER OR THE HOLDER WITH REGARD TO SUCH SUBJECT MATTER.

18. JURY TRIAL WAIVER. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE MAKER AND THE HOLDER HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS SELLER NOTE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS SELLER NOTE, WHICH ACTION WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

[Signature Page Follows]

IN WITNESS WHEREOF, the Maker has duly executed this Seller Note as of the date first written above.

AP GAMING HOLDCO, INC.

By:	/s/ David Lopez
Name: David Lopez Title: Chief Executive Officer, President and Secretary

Acknowledged and agreed by the Holder as of the date first set forth above:

AMAYA INC.

By:	/s/ Daniel Sebag
Name: Daniel Sebag Title: Chief Financial Officer

Signature Page - PIK Promissory Note